Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,					Three Months Ended
(In thousands)	2011	2012	2013	2014	2015	March 31, 2016
Earnings
Pre-tax (loss) from continuing operations	$(577)	(2,747)	(1,545)	(145)	(1,538)	(1,510
Fixed charges	216	1,578	2,458	1,377	1,166	301
Total Earnings as defined	(361)	(1,199)	913	1,232	(372)	(1,209

Fixed Charges
Interest whether expensed or capitalized	148	1,169	1,943	1,274	1,109	292
Amortization of premiums of discounts	46	350	481	72	21	-
Amortization of captalized expenses related to indebtedness	-	-	-	-	-	-
Estimated interest component of rental expense	22	29	34	31	36	9
Total Fixed Charges as defined	$216	$1,548	$2,458	$1,377	$1,166	$301

Coverage Deficiency	$577	$2,747	N/A	N/A	$1,538	$1,510

Ratio of Earnings to Fixed Charges	N/A	N/A	37.14	89.47	N/A	N/A

The interest portion of rent expense was calculated as 5% of rent expense, which is an estimate of the company's incremental borrowing rate.